Exhibit 12

Qwest Corporation

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Three months ended March 31,	Years ended December 31,
	2011	2010	2009	2008	2007	2006

Income before income taxes	$490	1,873	1,921	2,267	2,440	1,882
Add: estimated fixed charges	171	689	705	671	682	700
Add: estimated amortization of capitalized interest	2	10	11	12	10	10
Less: interest capitalized	(3)	(12)	(10)	(14)	(12)	(12)

Total earnings available for fixed charges	$660	2,560	2,627	2,936	3,120	2,580

Estimate of interest factor on rentals	$18	62	63	68	62	72
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	150	615	632	589	608	616
Interest capitalized	3	12	10	14	12	12

Total fixed charges	$171	689	705	671	682	700

Ratio of earnings to fixed charges	3.9	3.7	3.7	4.4	4.6	3.7

(1)	Interest expense includes only interest related to long-term debt and capital lease obligations.